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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brookwood Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3575 Piedmont Center, Bldg 15, Suite 820
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Winborne	404-874-7433	rw@brookwoodassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Greer Walker, LLP
(Name – if individual, state last, first, and middle name)

Wells Fargo Center, 15 South Main St, Suite 800	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

June 7, 2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brookwood Associates, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KENDRICK WILLIAMS NOTARY PUBLIC GWINNETT COUNTY, GEORGIA

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brookwood Associates

Brookwood Associates, L.L.C.
Financial Statement

December 31, 2024

Filed as PUBLIC pursuit to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Brookwood Associates, L.L.C.

Table of Contents
December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Brookwood Associates, L.L.C.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brookwood Associates, L.L.C. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2021.

GreerWalker

Certified Public Accountants
February 9, 2025
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

1

Brookwood Associates, L.L.C.

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$2,134,372
Accounts receivable	10,000
Property, furniture & equipment, net	11,551
Prepaid expense	55,049
Total assets	$2,210,972

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued liabilities	$ 390,190
Total liabilities	390,190
Members' equity	1,820,782
Total liabilities and members' equity	$2,210,972

I. Organization and Summary of Significant Accounting Policies

Brookwood Associates, L.L.C. (the Company) was organized in 2000 pursuant to the provisions of the Georgia Business Corporation Code, and provides merger and acquisition services and financing services to middle-market companies. The Company operates from an office in Atlanta, Georgia and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority as a broker-dealer.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported periods. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash represents withdrawable deposits in both interest and non-interest bearing accounts. From time to time, balances in interest bearing accounts may exceed federally insured limits. Included in cash and cash equivalents is $1,501,163 of funds held in money market accounts held in federally insured financial institutions as of December 31, 2024.

Accounts Receivable

Generally, the Company requires payment from its customers upon receipt of the invoice. As of December 31, 2024, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of the change in the allowance for credit losses as an allowance gain or loss in operating expenses in the accompanying statement of income and changes in members' equity. For the year ended December 31, 2024, there were no allowance gains or losses recorded by the Company. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

1. Organization and Summary of Significant Accounting Policies (continued)

Accounts Receivable (continued)

Management estimates the allowance for credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Revenue and Expense Recognition

Under ASC Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company enters into agreements, primarily with corporate clients, to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. The Company recognizes revenue from the agreements ratably over applicable contract periods or as services are performed. Amounts billed and collected before the services are performed are included in deferred revenue when material. Contingent fees related to financing and merger and acquisition transactions are recognized when the transactions are closed. Reimbursements of expenses by clients offset the related expenses are included in operating expenses. During 2024, two clients had fees exceeding 10% of total client revenue, which accounted for approximately 49% of revenue.

Advisory Fees

The Company's revenues are generated primarily through merger and acquisition related advisory and consulting services. The Company receives advisory fees to compensate for the substantial research and analysis performed as part of the underlying transactions. The Company believes the performance obligation for providing advisory and consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received throughout the year and are recognized in the period for which the advisory services are provided. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred revenue until earned by the Company.

1. Organization and Summary of Significant Accounting Policies (continued)

Revenue and Expense Recognition (continued)

Transaction Fees

The Company also provides advisory services related to mergers and acquisitions and raising capital. Revenue earned for successful closing of transactions are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

As of December 31, 2024 and 2023, the Company recorded deferred revenue of $0 and $21,250, respectively. During the year ended December 31, 2024, the Company recognized $21,250 of revenue that was deferred as of December 31, 2023. As of December 31, 2024 and 2023, the Company recorded accounts receivable of $10,000 and $31,802 respectively.

Leases

The Company assesses whether an arrangement is a lease, or contains a lease, upon inception of the contract. This assessment is based on: (1) whether the contract explicitly involves the use of a distinct asset, (2) whether the Company obtains substantially all of the economic benefits from the use of that underlying asset during the term of the contract, and (3) whether the Company has the right to direct the use of the asset. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company made an accounting policy election to not recognize right-of-use ("ROI") assets and lease liabilities for leases with a term of 12 months or less. The Company's primary lease was an operating lease for office space that expired in April 2024 and was renewed for a period of 12 months with no further renewal options. The Company recognizes lease expense on a straight line basis over the term of the respective lease. Total rent expense for the years ended December 31, 2024 was approximately $146,000.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Brookwood Associates, L.L.C.

Notes to Financial Statements
For the Year Ended December 31, 2024

---

1. Organization and Summary of Significant Accounting Policies (continued)

Property, Furniture, and Equipment

Property, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over useful lives of three to seven years.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

2.   Property, Furniture and Equipment

Property, furniture and equipment consist of the following at December 31, 2024:

Furniture and fixtures	$88,335
Computers and office equipment	72,869
Leasehold improvements	17,362
Less accumulated depreciation	(167,015)
Net property, furniture and equipment	$ 11,551

Depreciation expense for the year ended December 31, 2024 amounted to $4,208.

3.   Employee Benefit Plan

The Company has established an employee retirement plan (the Plan) under Section 401(k) of the Internal Revenue Code covering substantially all employees. The Company does not match the contributions made by the employees or make profit-sharing contributions to the Plan.

4.   Members' Equity

	Class A	Class B	Class C	Total
Balance 12/31/23	$794,334	$213,906	$258,355	$1,266,595
Net Income	635,486	1,774,940	1,797,120	4,207,546
Distributions	(123,359)	(1,780,000)	(1,750,000)	(3,653,359)
Balance 12/31/24	$1,306,406	$208,846	$308,475	$1,820,782

4. Members' Equity (continued)

The Class A members have the rights to vote, to consent or withhold consent, to participate in decisions relating to the business and affairs of the Company, and to participate in making designations and elections. The Class B and Class C members have no such rights. The members are subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated to the different classes of member units, distributions are made, membership interests can be transferred, and new members can be admitted.

5. Commitments and Contingencies

The Company is involved in various claims or actions arising in the normal course of business. It is management's opinion that the resolution of these matters will not materially affect the Company's financial position or the results of its operations.

6. Other Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

7. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $1,744,182 which was $1,739,182 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .016 to 1.